Carosh Media & Marketing, llc d/b/a
Carosh Compliance Solutions, llc

Financial Statements and Report

Unaudited

December 31, 2021

Carosh Compliance Solutions

Index to Financial Statements

	Page No.



These financial statements are unaudited by any financial services or accounting firm. They are the product of the leadership of Carosh Media & Marketing, llc d/b/a Carosh Compliance Solutions, llc, prepared in good faith in line with generally accepted accounting principles ("GAAP").

Signed,

Roger Shindell, MS, CHPS, CISA, CIPM
President & CEO
January 13, 2023

Carosh Compliance Solutions

Balance Sheet

As of December 31,		2020	2021
Assets			
Current assets			
Cash		$ 14,602.94	$ 10,981.97
Accounts receivable		1,750.00	1,641.43
Total current assets		16,352.94	12,623.40
Non-current assets			
Notes Receivable - related party		17,644.05	53,113.97
Intangible assets, net		-	129,976.95
Total non-current assets		17,644.05	183,090.92
Total assets		$ 33,996.99	$ 195,714.32
Liabilities and shareholders' equity			
Current liabilities			
Accounts payable	$	-	$ -
Accrued expenses		-	-
Current short-term debt		2,200.77	16,831.41
Total current liabilities		2,200.77	16,831.41
Non-current liabilities			
Payroll tax payable		53,080.67	21,551.40
Contract Obligations		(17,443.70)	-
Line of Credit		50,000.00	86,000.00
Notes Payable - related party		-	11,970.49
Loans Payable - related party		137,077.88	137,077.88
Total non-current liabilities		222,714.85	256,599.77
Total liabilities	$	224,915.62	$ 273,431.18
Shareholders' Equity			
Retained Earnings	$	(305,483.11)	$ (268,073.64)
Partner's Equity		-	(1,825.00)
Partner Contributions		88,915.00	88,915.00
Net Income		25,649.48	103,266.78
Total shareholders' equity		(190,918.63)	(77,716.86)
Total liabilities and shareholders' equity	$	33,996.99	$ 195,714.32

See accompanying notes to financial statements.

Carosh Compliance Solutions

Statement of Operations

As of December 31,	2020	2021
Operating Revenue:	$ 347,237.39	$ 447,646.89
Operating Expenses:		
General and administrative expenses	301,169.92	306,190.35
Total operating expenses	301,169.92	306,190.35
Income from operations	46,067.47	141,456.54
Income tax expense	-	-
Net Income	$ 46,067.47	$ 141,456.54

See accompanying notes to financial statements.

Carosh Compliance Solutions

Statement of Cash Flows

For the year ended December 31,	2020	2021
Cash flows from operating activities		
Net loss/income	$ 25,649.48	$ 103,266.78
Adjustments to reconcile net loss/income to net cash used in operating activities:		
Cash from operations	80,215.19	133,627.55
Changes in operating liabilities:	-	-
Accrued expenses	-	-
Net cash used in operating activities	105,864.67	236,894.33
Cash flows from investing activities		
Intangible assets	-	-
Net cash used in investing activities	-	-
Cash flows from financing activities		
Proceeds from Simple Agreements for Future Equity	-	-
Proceeds from contributions	88,915.00	-
Proceeds from loans payable to related party	137,077.88	-
Net flows provided from financing activities	225,992.88	-
Net change in cash	(4,453.29)	(3,620.97)
Cash, beginning of the year	10,149.65	14,602.94
Cash, end of the year	$ 14,602.94	$ 10,981.97
Supplementary disclosures of cash flow information		
Cash paid during the year for taxes	$ -	-

See accompanying notes to financial statements.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

_____

	Partnership Units		Preferred Stock		Additional Paid in Capital	Retained Deficit	Total Shareholders' Equity
	Number	Amount	Number	Amount			
Balance at December 31, 2019	1,000	$ 100		$ -	$ 88,915	$ (305,583)	$ (216,568)
Issuance of Stock							
Net Income						25,649	25,649
Balance at December 31, 2020	1,000	$ 100	-	$ -	$ 88,915	$ (279,934)	$ (190,919)
Issuance of Stock							
Net Income						103,267	103,267
Balance at December 31, 2021	1,000	$ 100	-	$ -	$ 88,915	$ (178,492)	$ (207,694)

Carosh Compliance Solutions

Notes to Financial Statements

1. **Organization and Nature of Business**

   Carosh Media & Marketing, llc d/b/a Carosh Compliance Solutions, llc (the "Company") was organized in the State of Indiana on January 4, 2012 as a limited liability company. The Company began operations in 2012 and has continued those operations to the present. The Company is a HIPAA compliance consulting company that has developed a SAAS offering for organizations to easily track their compliance activities.

2. **Summary of Significant Accounting Policies**

   Basis of Accounting

   The Company prepares its financial statements in good faith and, to the best of its ability, in conformity with U.S. generally accepted accounting principles ("GAAP").

   Use of Estimates

   The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results from which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

   Cash

   Cash consists of all cash balances and highly liquid investments with original maturities of 90 days or less upon acquisition. The Company has not held any cash equivalents, such as money market funds. As of December 31, 2020 and December 31, 2021, deposits with each bank up to $250 thousand were insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company held no deposits in excess of FDIC limits as of December 31, 2020 and December 31, 2021. The Company has not experienced any losses in such accounts, and the Company believes it is not exposed to any significant risk on its cash balances.

Accrued Expenses
The Company accrues for payroll liabilities, and other miscellaneous accruals.

Fair Value of Financial Instruments
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance for fair value measurements established a framework for measuring fair value and established a three-level valuation hierarchy for disclosure of fair value measurements as follows:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. The Company's Level 1 assets consist of its marketable securities.

Level 2 – Observable quoted prices for similar assets or liabilities in active markets and observable quoted prices for identical assets or liabilities in markets that are not active.

Level 3 – Unobservable inputs that are not corroborated by market data.

Cash, accounts payable, and accrued expenses are reflected at carrying value, which approximates fair value due to the short-term maturity. The fair values of amounts due to affiliates are not determinable due to the related-party nature of the balances.

Income Tax

The Company registered with the Indiana Secretary of State as a limited liability company.

3. Accrued Expenses

As of December 31,	2021	2020
Accrued tax	$ -	$ -
Payroll liabilities	-	-
Accrued other	-	-
Accrued expenses	$ -	$ -

4. Intangible assets

The Company holds domain names and software code for which no value has been assigned as of December 31, 2020 and December 31, 2021.

5. *Long-Term Loan*

Roger Shindell, President and CEO of the Company, issued a loan of $137,077.88 to the Company prior to 2020, on a long-term basis. Payments of principal could begin on January 1, 2024, at which point monthly installments of $1,000 will be due until the principal is paid off. If there are late payments, the Company will pay a late fee of 1%.

6. *Short-Term Loan*

Stephanie Lathrop, COO of the Company, agreed to loan her raise to the Company on a short-term basis. Payments of the principal will begin on January 1, 2024 unless the loan is called in prior to that date by Stephanie.

Change in Accounting System

Prior to this change, the Company, realized all income as sales at the time the revenue was received. The Company is now realizing the revenue as the contract obligations are completed. An entry is completed on a quarterly basis to move contract obligations to sales.

Independent Contractors

The Company is engaged in contracts with three independent contractors. One contractor provides sales development, one provides programming, and one provides administrative services. The contracts are paid on a bi-weekly basis and the Company is up to date on those payments.

COVID-19

In March 2020, the World Health Organization declared the outbreak of a novel strain of the coronavirus ("COVID-19") to be a pandemic. The pandemic is having widespread, rapidly evolving impacts on economies, financial markets, and business practices. The Company is closely monitoring the impact of COVID-19 on all aspects of its business. Currently, no material impact has been identified.



FINANCIAL STATEMENT REVIEW OF
CAROSH COMPLIANCE SOLUTIONS

To Whom It May Concern:

We have reviewed the accompanying balance sheet of Carosh Compliance Solutions. "The Company", as of December 31st 2020 & December 31st 2021 and the related statements of incomes and expenditures, statement of cash flows and statement of changes in net assets for the years then ended December 31st 2020 & December 31st 2021.

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatements we state that we have checked the accuracy of the provided record and obtained all the necessary information and explanation which to the best of our knowledge and belief were necessary for the purpose of our review.

Based on our review we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Kind Regards

Drenchko Stephanie, CPA

President,

Zero To Grace (zerotograce.com)

License #: 098780

Signed by: *Drenchko Stephanie, CPA*   01/26/2023

Certified Public Accountant

17740 S Gourgar Rd. Lockport, IL 60491   drenchkostephanie@zerotograce.com
drenchkostephanie@gmail.com   https://zerotograce.com